CryoPort, Inc.

20382 Barents Sea Circle

Lake Forest, California 92630

(949) 470-2300

February 11, 2010

Sent Via Fax to (703) 813-6968 and Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Mail Stop 4631

Attn: Ms. Pamela A. Long – Assistant Director

Re:	CryoPort, Inc.
Registration Statement on Form S-1
File No. 333-162350

Ladies and Gentlemen:

CryoPort, Inc. hereby withdraws its request, dated February 10, 2010, for effectiveness of the Registration Statement referred to above.

CryoPort, Inc.

By:	/s/ Larry G. Stambaugh
Name:	Larry G. Stambaugh
Title:	Chief Executive Officer